Reliance
Industries Limited

RECEIVED

2008 APR 21 A 7:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

April 16, 2008

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y. [redacted]
Washington D.C. 20549
USA

SUPPL

08002016

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 47(c)	April 16, 2008	Certificate for the half year ended March 31, 2008 duly signed by a Practicing Company Secretary.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Encl : a/a

Reliance
Industries Limited

April 16, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325
Fax No.2272 3121 / 2272 3710

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Certificate under Clause 47(c)

We send herewith a certificate for the half-year ended March 31, 2008, duly signed by Shri Bhupendra K. Shroff, Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

bhupendra k shroff
m.com.,llb.,(advocate)
f.c.s.,c.i.a.(u.s.a.)
practicing company-secretary
(company law consultant)

504,dalamal chambers,
29, sir v.thackersey marg
mumbai - 400 020.
tele :2203 5948/2203 1048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with Stock Exchanges and based on such examination as well as information and explanations furnished to me, which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTERSHARE PRIVATE LIMITED, 46, Avenue 4, Street No.1,Banjara Hills, Hyderabad 500 034 has in relation to the half year ended March 31, 2008, delivered all certificates within the respective period stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

CP116

BHUPENDRA K. SHROFF
Practicing Company Secretary
C.P. No.116

Place : Mumbai

Dated: April 14, 2008

bhupendra k. shroff
504, dalamal chambers,
29, sir. v. thackersey marg,
bombay-400 020.

FCS 24 CP 116

END